UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EURAND N.V.

(Names of Subject Company)

a public limited liability company organized under the laws of The Netherlands

AXCAN PHARMA HOLDING B.V.

(Name of Filing Persons (Offeror))

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

AXCAN HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

N31010106

(CUSIP Number of Class of Securities)

Axcan Pharma Holding B.V.

Axcan Holdings Inc.

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

Attention: Dr. Frank Verwiel, President & CEO

(908) 927-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$627,951,984.00	$44,772.98

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $12.00 per share of ordinary stock of Eurand, N.V., par value €0.01 per share, (“Shares”) by 52,329,332, which is the sum of (i) 48,020,637 Shares outstanding, which represents the number of Shares that Eurand N.V. has advised Axcan Pharma Holding B.V. and Axcan Holdings Inc. was outstanding as of December 16, 2010 and (ii) 4,308,695 Shares issuable pursuant to stock options as of November 29, 2010, as set forth in the Share Purchase Agreement, dated as of November 30, 2010, between Eurand N.V., Axcan Pharma Holding B.V. and Axcan Holdings Inc., as amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned direct subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, par value €0.01 per share (“Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Eurand”) at a price of $12.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 21, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Eurand N.V.

Olympic Plaza

Fred. Roekestraat 123

1076 EE Amsterdam, The Netherlands

#31 20-673 2744

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. Eurand has advised Parent and Purchaser that as of December 16, 2010, 48,020,637 Shares were issued and outstanding. Eurand has advised Parent and Purchaser that as of November 29, 2010, there were 4,308,695 Shares issuable pursuant to stock options, as set forth in the Share Purchase Agreement, dated as of November 30, 2010, between Eurand N.V., Axcan Pharma Holding B.V. and Axcan Holdings Inc., as amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010 (the “Purchase Agreement”). The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and

Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Eurand”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER— Section 12 (“Purpose of the Offer; Plans for Eurand”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Eurand”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

The Purchase Agreement is incorporated herein by reference to Exhibit 3 to the Schedule 13D, filed by Purchaser with the SEC on December 20, 2010.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and

Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Eurand”)

(b) Securities Transactions.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or

Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Eurand”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 21, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on December 21, 2010.
(a)(1)(G)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on December 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Issuer on Form 6-K filed by Eurand N.V. with the Securities and Exchange Commission on December 1, 2010).
(d)(1)	Tender Agreement, dated as of November 30, 2010, between Mr. Faherty and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).
(d)(2)	Tender Agreement, dated as of November 30, 2010, between the Warburg Funds and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).
(d)(3)	Conformed copy of Share Purchase Agreement, dated as of November 30, 2010 and as amended by Amendment No. 1, dated as of December 16, 2010 between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*
(d)(4)	Confidentiality Agreement, dated July 13, 2010 among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.
(d)(5)	Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.
(d)(6)	Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.
(d)(7)†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Pharma US, Inc. (f/k/a Axcan Scandipharm Inc.), as amended by Amendment No. 1, dated March 23, 2007 (incorporated by reference from Exhibit 10.5 to Axcan Intermediate Holdings Inc. Registration Statement on Form S-4 filed on October 7, 2008).
(g)	None.
(h)	None.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulations S-K. Axcan Pharma Holding B.V. undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.
†	Axcan Intermediate Holdings Inc. requested confidential treatment for certain provisions of this exhibit, portions of which were omitted and filed separately with the Securities and Exchange Commission.

Item 13.	Information Required by Schedule 135-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

AXCAN PHARMA HOLDING B.V.

By:	ATC Management B.V.,
its Managing Director A

/s/ Mr. Ronald Arendsen
Name: Mr. Ronald Arendsen
Title: Authorized Person

/s/ Mr. Edwin Denekamp
Name: Mr. Edwin Denekamp
Title: Authorized Person

By:	/s/ Mr. Richard Tarte
Name: Mr. Richard Tarte
Title: Managing Director B

AXCAN HOLDINGS INC.

By:	/s/ Dr. Frank Verwiel
Name: Dr. Frank Verwiel
Title: President and Chief Executive Officer

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 21, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on December 21, 2010.
(a)(1)(G)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on December 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Issuer on Form 6-K filed by Eurand N.V. with the Securities and Exchange Commission on December 1, 2010).
(d)(1)	Tender Agreement, dated as of November 30, 2010, between Mr. Faherty and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).
(d)(2)	Tender Agreement, dated as of November 30, 2010, between the Warburg Funds and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).
(d)(3)	Conformed copy of Share Purchase Agreement, dated as of November 30, 2010 and as amended by Amendment No. 1, dated as of December 16, 2010 between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*
(d)(4)	Confidentiality Agreement, dated July 13, 2010 among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.
(d)(5)	Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.
(d)(6)	Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.
(d)(7)†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Pharma US, Inc. (f/k/a Axcan Scandipharm Inc.), as amended by Amendment No. 1, dated March 23, 2007 (incorporated by reference from Exhibit 10.5 to Axcan Intermediate Holdings Inc. Registration Statement on Form S-4 filed on October 7, 2008).
(g)	None.
(h)	None.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulations S-K. Axcan Pharma Holding B.V. undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.
†	Axcan Intermediate Holdings Inc. requested confidential treatment for certain provisions of this exhibit, portions of which were omitted and filed separately with the Securities and Exchange Commission.